SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No.     )

GOLD FIELDS LIMITED

(Name of Issuer)

ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE RAND 0.50 EACH

(Title of Class or securities)

AMERICAN DEPOSITARY SHARES: 38059T106

ORDINARY SHARES: 38059R100

(CUSIP Number)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa Tel: 011-27-11-684-0140	with a copy to: Steven N. Robinson Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 2004 Tel: 1 (202) 637 5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

October 16, 2004

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP NO. 38059T106/38059R100

1	Names of Reporting Persons Harmony Gold Mining Company Limited IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of South Africa

Number of Shares of Beneficially Owned by Each Reporting Person with	7 Sole Voting Power None 8 Shared Voting Power 98,467,758 Ordinary Shares (1) 9 Sole Dispositive Power None 10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 20.03%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Person may be deemed to be the beneficial owner of 98,467,758 shares under the Undertaking (as defined below) described in Item 6. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertaking.

This Schedule 13D relates to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (“Gold Fields”), and American Depositary Receipts representing Gold Fields ordinary shares (together “Gold Fields securities”).

ITEM 2. IDENTITY AND BACKGROUND

(a) – (c) This statement on Schedule 13D is filed by Harmony Gold Mining Company Limited, a corporation organized under the laws of the Republic of South Africa (“Harmony”). Harmony, together with its subsidiaries, conducts underground and surface gold mining and related activities, including exploration, processing, smelting and refining. Harmony is currently the largest producer of gold in South Africa, producing approximately 30% of the country’s gold, and the sixth largest gold producer in the world. The address of Harmony’s principal place of business is Suite No. 1, Private Bag X1, Melrose Arch, 2076, South Africa.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of Harmony, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

(d) – (e) During the last five years Harmony, and to the best knowledge of Harmony, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harmony is a corporation organized under the laws of the Republic of South Africa. None of the executive officers or directors is a U.S. citizen. The citizenship of each of the directors and executive officers of Harmony is set forth in Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Information set forth in Harmony’s Prospectus and Offer to Exchange dated as of October 21, 2004 (the “Prospectus and Offer to Exchange”) under the captions “The Offer – Terms of the Offer” and “Source and Amount of Consideration” on pages 56 to 57 and page 78 is incorporated herein by reference. Pursuant to the terms of the offers described in the Prospectus and Offer to Exchange (the “Offers”), Harmony will fund the acquisition of Gold Fields securities held by MMC Norilsk Nickel (“Norilsk”), as well as all other Gold Fields securities acquired in the Offers, via the issuance and allotment of new Harmony shares.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in the Prospectus and Offer to Exchange under the captions “The Offer” and “Plans for Gold Fields after the Completion of the Offers” on pages 56 to 68 and pages 76 to 77 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Prior to October 16, 2004, Harmony, and to the best of Harmony’s knowledge, each of the persons listed on Schedule I, was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Gold Fields securities.

As of the date hereof, Norilsk beneficially owns 98,467,758 Shares, or 20.03%, of the Gold Fields securities outstanding as of June 30, 2004, based on Gold Fields’ Report on Form 6-K filed with the Securities and Exchange Commission on October 12, 2004.

(b) Pursuant to an irrevocable undertaking dated as of October 16, 2004 (the “Undertaking”), Harmony has shared power to vote all of the Gold Fields securities owned by Norilsk in the limited circumstances described in item 6 below. Other than pursuant to the voting rights granted to Harmony pursuant to the Undertaking, Harmony does not have the right to vote the Gold Fields securities on any other matter or any power to dispose or direct the disposition of any of the Gold Fields securities.

(c) Except as set forth in this Schedule 13D, neither Harmony nor, to the best of Harmony’s knowledge, any of the persons listed on Schedule I attached hereto, beneficially owns or has effected any transactions in the Harmony securities during the past 60 days.

(d) Except as set forth in this Schedule 13D, neither Harmony nor, to the knowledge of Harmony, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 6, 2004, Harmony met with Norilsk and informed it of the proposed offer. In discussions that followed, Harmony stated that it was not prepared to proceed with the proposed offer unless Norilsk entered into the Undertaking whereby Norilsk would agree to support the proposed offer on the terms outlined in the Undertaking. Harmony and Norilsk entered into discussions regarding the terms of the Undertaking, subject to board approval, finalization of the structure of the proposed offer and discussions with regulatory authorities. On October 16, 2004, the board of directors of Norilsk approved the Undertaking and Norilsk entered into the Undertaking.

Pursuant to the Undertaking, Norilsk agreed: (i) not to dispose of or in any way encumber all or any of its Shares or grant any right or restriction in connection with its Gold Fields securities; (ii) to vote all of its Gold Fields securities against the proposed sale by Gold Fields of its non-South African assets to IAMGold Corporation Inc.; (iii) not to accept the early settlement offer (as defined in the Announcement attached to the Undertaking) in respect of any of its Gold Fields securities; and (iv) provided that the proposed offer is subject to and made on the same terms and conditions as the Terms and Conditions (as defined in the Undertaking), to accept the further offer (as described in the Announcement attached to the Undertaking) in respect of all of its Gold Fields securities, in accordance with the terms of the proposed offer, once the approvals required from the South African Competition Authorities and the South African Reserve Bank and any other required regulatory approvals to enable the proposed offer to be implemented in accordance with its terms are granted without conditions the effect of which would be materially detrimental to the value of the enlarged group or are granted subject to such material conditions which Norilsk confirms to Harmony in writing are acceptable to Norilsk, which acceptance shall not be unreasonably withheld or delayed.

In addition, Norilsk agreed to vote all of the Gold Fields securities it holds in favor of a scheme of arrangement in terms of section 311 of the South African Companies Act of 1973, as amended, if implemented by Harmony between Gold Fields and Gold Fields shareholders (other than Harmony) (the “Scheme of Arrangement”), provided Harmony implements the Scheme of Arrangement on the Terms and Conditions, and Norilsk acknowledged and accepted that the mechanics of such implementation will differ from the mechanics of the implementation of the proposed offer.

The Undertaking is subject to certain conditions including but not limited to the following: (i) in the event a material adverse change in the business, financial or trading position, profits or prospects of Harmony occurs after the date of the Undertaking and such change is due to the occurrence of an act of god, force majeure, war or outbreak of hostilities or nationalization, expropriation or other expropriatory actions of a government having the same effect, Norilsk shall be released from its undertakings and obligations set forth in the Undertaking; and (ii) in the event a competing offer or transaction arises (the “Competing Offer”), Norilsk shall be released from its undertakings and obligations in the Undertaking for the purpose of accepting the Competing Offer, unless Harmony shall have made a revised offer on terms and conditions at least as favorable as such Competing Offer within 10 days of the announcement of such Competing Offer, provided that (a) such Competing Offer is serious and credible and (b) the value of such Competing Offer is at least 15% greater than the value of the Offers, determined by reference to the value of Harmony shares based on the closing price per Harmony share on the primary market in which Harmony shares are traded on the fifth trading day following the day on which the Competing Offer is announced and, if the Competing Offer includes publicly-traded securities, the closing price of such securities on the primary market on which such securities are traded on the fifth trading day following the day on which the Competing Offer is announced.

The Undertaking terminates at the earliest of: (i) May 20, 2005; (ii) 30 days after the last of the required regulatory approvals has been obtained; (iii) the date upon which the Offers lapse as a result of the non-fulfillment of any condition precedent to which the Offers are subject; and (iv) the date upon which the Offers are withdrawn for any reason.

In addition, the Undertaking would have lapsed if the Offers were not made on or before November 1, 2004 or if Harmony fails to take all reasonable steps required to implement the Offers, including but not limited to, calling a meeting of shareholders of Harmony, making any regulatory filings and mailing offer documentation to shareholders of Gold Fields within a reasonable time period.

A copy of the Undertaking is included as Exhibit A hereto and the description of the Undertaking contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Except as set forth herein, Harmony has no present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as described above, Harmony has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Gold Fields, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Irrevocable Undertaking in Respect of a Proposal by Harmony Gold Mining Company Limited to Acquire All the Shares in Gold Fields Limited

Exhibit B	Prospectus and Offer to Exchange (1)

(1)	Incorporated by reference to the prospectus contained in Harmony’s Registration Statement on Form F-4 filed on October 21, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2004

HARMONY MINING GOLD COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name:	Zacharias Bernardus Swanepoel
Title:	Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF HARMONY

The following is a list of all directors of Harmony Gold Mining Company Limited and certain other information with respect to each director and executive officer. Unless otherwise indicated, each director’s business address is Suite No. 1, Private Bag X1, Melrose Arch, 2076, South Africa.

Name and Citizenship	Principal Occupation or Employment	Name and Address of Corporation or Employment/Organization in Which Employed
Executive Directors
Z.B. Swanepoel, South African	Chief Executive Officer
F. Dippenaar, South African	Marketing Director
T. Grobicki, South African	Executive Officer – Australian Operations
W.M. Gule, South African	External Liaison
V.N. Qangule, South African	Chief Financial Officer

Non-executive Directors
P.T. Motsepe, South African	Chairman
R.P. Menell, South African	Deputy Chairman
F. Abbott, South African	Non-Executive Director	Financial Director –ARM Ltd.
V.N. Fakude, South African	Non-Executive Director	Executive Director – Nedcor Limited
D.S. Lushaba, South African	Non-Executive Director	Chief Executive – Rand Water
M.F. Pleming, South African	Non-Executive Director	Chairman
C.M.L. Savage, South African	Non-Executive Director
M. Motloba, South African	Non-Executive Director

EXHIBIT INDEX

Exhibit A	Irrevocable Undertaking in Respect of a Proposal by Harmony Gold Mining Company Limited to Acquire All the Shares in Gold Fields Limited.

Exhibit B	Prospectus and Offer to Exchange (1)

(1)	Incorporated by reference to the prospectus contained in Harmony’s Registration Statement on Form F-4 filed on October 21, 2004.